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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69455

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/20** AND ENDING **12/31/20**

                               MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Craft Capital Management LLC**

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

	FIRM I.D. NO.

377 Oak Street, Suite 402

(No. and Street)

Garden City	**NY**	**11530**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charlene F. Wilson   623-533-4407

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ohab and Company, P.A.

(Name – *if individual, state last, first, middle name*)

100 E Sybelia Ave.	**Maitland**	**FL**	**32751**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen Kiront _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Craft Capital Management LLC _____, as of December 31 _____, 20 20 ___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____



_____
Signature

COO
_____
Title

~~Tanya Gambale~~ 3/13/21
_____
Notary Public

TANYA D GAMBALE
Notary Public - State of New York
NO. 01GA6252143
Qualified in Suffolk County
My Commission Expires Dec 5, 2023

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Craft Capital Management LLC
Statement of Financial Condition
Pursuant to Rule 17a-5 Under the Securities Exchange Act of 1934
December 31, 2020

Craft Capital Management
Index
December 31, 2020



100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member's
of Craft Capital Management LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Craft Capital Management LLC as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Craft Capital Management LLC as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Craft Capital Management LLC's management. Our responsibility is to express an opinion on Craft Capital Management LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Craft Capital Management LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

We have served as Craft Capital Management LLC's auditor since 2020.

Maitland, Florida

March 25, 2021

Craft Capital Management
Statement of Financial Condition
December 31, 2020

ASSETS

Cash and cash equivalents	$	291,268
Receivable from clearing organization		249,674
Deposits with clearing organization		50,000
Prepaid expenses		22,559
TOTAL ASSETS	**$**	**613,501**

LIABILITIES & EQUITY

Liabilities

Accounts Payable and accrued expenses	$	223,744
Total Liabilities		**223,744**
Total Member's Equity		389,757
TOTAL LIABILITIES & EQUITY	**$**	**613,501**

The accompanying notes are an integral part of these financial statements.

Craft Capital Management
Notes to Financial Statements
December 31, 2020
Amounts in US Dollars

1. Organization

Craft Capital Management LLC (the "Company") was formed as a Limited Liability Company in New York on October 3, 2013. The Company is a registered broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA") and is duly registered as a broker-dealer with participating NASAA State administrators in 35 states. The Company is a designated Municipal Broker by the Municipal Securities Rulemaking Board ("MSRB") and is a member of the Securities Investor Protection Corporation ("SIPC").

The Company is primarily engaged in retail activities. It also engages in institutional sales. In addition, the Company earns fees from private placement transactions. These fees vary based on the agreed upon structure by the parties involved.

All of the Company's executable trades are cleared through its clearing agent.

2. Significant Accounting Policies

Basis of Financial Statement Presentation

The financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP").

In preparing the financial statements, management is required to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results will differ from such estimates and such differences may be material to the financial statements.

Cash and Cash Equivalents

Cash and cash equivalents are comprised of highly liquid investments, including deposits in banks with original maturities of three months or less.

Receivables from Clearing Broker

Receivables from clearing broker on the statement of financial condition consist of commissions earned by the Company that are held with the clearing broker.

Income Taxes

The Company is a Limited Liability Company. All income and losses are passed through to its members to be included on their personal tax returns. The Company is thus not subject to federal, state or local income taxes. The Company is subject to examination by taxing authorities for the prior three years.

Fair Value of Financial Instruments

The Company estimates that the fair value of financial instruments recognized on the statement of financial condition approximates their carrying value, as such financial instruments are short term in nature. Other assets and liabilities with short and intermediate-term maturities and defined settlement amounts, including receivables, payables and accrued expenses are reported at their contractual amounts, with approximate fair value.

3. **Financial Instruments**

The Company's financial instruments are measured and reported on a fair value basis. The ASC defines fair value and establishes a framework for measuring fair value, as well as a fair value hierarchy based on inputs used to measure fair value.

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of the Company's financial instruments are measured and reported on a fair value basis. The ASC unobservable inputs when determining fair value.

Fair Value Hierarchy

Financial assets and liabilities are classified based on inputs used to establish fair value as follows:

Level 1: Valuation inputs are unadjusted quoted market prices for identical assets or liabilities in active markets;

Level 2: Valuation inputs are quoted prices for identical assets or liabilities in markets that are not active, quoted market prices for similar assets and liabilities in active markets and other valuation techniques utilizing observable inputs directly or indirectly related to the asset or liability being measured;

Level 3: Valuation techniques utilize inputs that are observable and significant to the fair value measurement.

At December 31, 2020, the Company did not own any financial assets or liabilities other than cash and cash equivalents and other assets and liabilities with no inventory issues of short and intermediate term maturities and/or defined settlement amounts in the normal course pf trade. The carrying amounts of cash and other assets and liabilities with stipulated earned defined settlement amounts are reported at their contractual amounts, which approximates fair value acceptable as an industry standard.

4. **Deposit with Clearing Broker**

The Company maintains cash deposited with the clearing firm pursuant to a fully disclosed clearing agreement ("Clearing Agreement") which is meant to assure the Company's performance, including but not limited to the indemnification obligations specified in the Clearing Agreement. At December 31, 2020, the Company had $50,000 deposited with the clearing firm. The deposit does not represent an ownership interest in the clearing firm.

5. **Concentration of Risk**

The Company maintains its cash with major financial institutions, which at times may exceed the FDIC limit. The Company has not experienced any losses in such accounts. The Company is also exposed to credit risk as it relates to its securities business. The responsibility for processing customer activity rests with the clearing firm. The Company's Clearing Agreement with the clearing firm provides that the clearing firm's credit losses relating to unsecured debits or unsecured short positions of the Company's customers are charged back to the Company.

The Company, in conjunction with the clearing firm, controls off-balance sheet risk by monitoring the market value and marking securities to market on a daily basis and by requiring adjustments of collateral levels. The clearing firm establishes margin requirements and overall credit limits for such activities and monitors compliance with the applicable limits and industry regulations on a daily basis.

Craft Capital Management
Notes to Financial Statements
December 31, 2020
Amounts in US Dollars

6. Related-Party Transactions

The wholly-owned Company entered into an expense sharing administrative services agreement with from which it receives the benefit of certain facilities and services paid for by its Parent, Craft Asset Holdings ("CAH"). The Company is allocated certain overhead expenses including rent, telephone, office supplies, utilities and computer expense based on a set percentage.

Compensation expenses are allocated to the Company from based on a set percentage for each shared employee.

During the period, the Company paid $457,594 to CAH as reimbursement for allocated expenses pursuant to the expense sharing agreement. As of December 31, 2020, the Company has a liability of $35,270 due to CAH for expenses paid for by on behalf of the Company. Subsequent to the balance sheet date, on January 8, 2021 this amount was paid to CAH.

7. Net Capital Requirements

The Company is subject to SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum net capital, as defined, equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness. At December 31, 2020, the Company had a net capital of $367,198 which was $267,198 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was .61 to 1.

The Company is exempt for the provision of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to Paragraph (k)(2)(ii). As an introducing broker, the Company clears customer transactions on a fully disclosed basis with the clearing firm and promptly transmits all customer funds and securities to the clearing firm. The clearing firm carries all of the accounts of such customers and maintains and preserves such books and records.

8. Commitments and Contingencies

As of December 31, 2020 the Company had no commitments or contingencies that required disclosure.

Craft Capital Management
Notes to Financial Statements
December 31, 2020
Amounts in US Dollars

9. **Leases**

   On January 1, 2019, the Company adopted ASU 2016-02 "Leases" (Topic 842). Under Topic 842, lessees are required to recognize a right of use asset and related liability on the balance sheet for rights and obligations arising from leases with durations greater than 12 months. Adoption of Topic 842 did not have any impact on the Company's financial statements as the Company does not have any agreements that meet the definition of a lease.

10. **COVID**

    On March 11, 2020, the World Health Organization declared the outbreak of a coronavirus (COVID-19) a pandemic. As a result, economic uncertainties have arisen which are likely to negatively impact net income. Other financial impact could occur though such potential impact is unknown at this time.

    COVID-19 is not expected to have a significant impact on the entity. Management has determined that there is no material uncertainty that casts doubt on the entity's ability to continue as a going concern. It expects that COVID-19 might have some impact, though not significant, for example, in relation to expected future performance, or the effects on some future asset valuations.

11. **Subsequent Events**

    For disclosure purposes in the financial statements, the Company has evaluated subsequent events through the date the financial statements were available to be issued and there are no material events that would require adjustments to, or disclosure in, the Company's financial statements.

    The Company made capital distributions to CAH of $224,000 in January 2021 and $554,000 in February 2021.